UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Subject Company and Filing Person (Issuer))

9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of Class of Securities)

866142AA0

(CUSIP Number of Class of Securities)

Brock M. Degeyter

910 Louisiana Street, Suite 4200

Houston, Texas 77002

(832) 413-4770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$35,865,000	$4,655.28

*

Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee was based was calculated as follows: the product of $119.55, average of the bid and asked price of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, (the “Series A Preferred Units”) as of June 11, 2020, and 300,000, the total amount of issued and outstanding Series A Preferred Units. The amount of the filing fee assumes that all of the outstanding Series A Preferred Units will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The registration fee was paid on June 19, 2020 in connection with the filing by the Partnership of the original Schedule TO-I.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,655.28	Filing Party: Summit Midstream Partners, LP
Form or Registration No.: Schedule TO-I	Date Filed: June 19, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on June 19, 2020 by Summit Midstream Partners, LP (the “Partnership”), as amended by the Amendment No. 1 to Schedule TO filed on June 19, 2020 (“Amendment No. 1”), the Amendment No. 2 to Schedule TO filed on July 1, 2020 (“Amendment No. 2”) and the Amendment No. 3 to Schedule TO filed on July 14, 2020 (“Amendment No. 3” and together with Amendment No. 1 and Amendment No. 2, the “Prior Amendments”), in connection with its offer to exchange (the “Exchange Offer”), on the terms and subject to the conditions set forth in the Offer to Exchange, dated June 18, 2020 (as it may be supplemented and amended from time to time, the “Offer to Exchange”), and the related Letter of Transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), any and all of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”).

Except as provided herein and in the Prior Amendments, the information contained in the Offering Documents remains unchanged by this Amendment No. 4. You should read this Amendment No. 4 together with the Offering Documents and the Prior Amendments. Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

As of July 17, 2020, based on information provided by American Stock Transfer & Trust Company, LLC, the depositary of the Exchange Offer, 2,515 Series A Preferred Units had been tendered. As stated in the Amendment No. 3, the Exchange Offer will expire at 5:00 p.m., New York City time, on Friday, July 24, 2020, unless further extended.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

(a)(5)(vi)	Press Release, dated July 20, 2020 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on July 20, 2020).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2020

Summit Midstream Partners, LP

By: Summit Midstream GP, LLC (its general partner)

/s/ Marc D. Stratton
Marc D. Stratton, Executive Vice President and Chief Financial Officer

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